Exhibit 2.2

Exhibit A

Form of Lock-Up Agreement

October [●], 2022

Pasithea Thereapeutics Corp.

1111 Lincoln Road, Suite 500

Miami Beach, Florida, 33139

Attention: Tiago Reis Marques

Email: tiago@pasithea.com

AlloMek Therapeutics, LLC

4 Research Drive

Woodbridge, Connecticut, 06525

Attention: Uday Khire

Email: ukhire@allomek.com

Ladies and Gentlemen:

The undersigned (the “Shareholder”) understands that: (i) Pasithea Therapeutics Corp., a Delaware corporation (“Buyer”) has entered into a Membership Interest Purchase Agreement, dated as of October 11, 2022 (the “MIPA”) by and among Buyer, AlloMek Therapeutics, LLC, a Delaware limited liability company (the “Company”), the Persons listed on Schedule 1.1 to the MIPA (each individually a “Seller” and collectively, “Sellers”), and Uday Khire, not individually but in his capacity as the representative of Sellers (the “Representative”), pursuant to which each Seller sold, transfered, assigned, conveyed, and delivered to Buyer, and Buyer purchased, acquired, and accepted from each Seller, all (but not less than all) of the securities of the Company held by each such Seller, as set forth opposite each Seller’s name on Schedule 1.1 to the MIPA. Capitalized terms used but not otherwise defined herein shall have the respective meanings given to such terms in the MIPA.

As a material inducement to the willingness of Buyer to enter into the MIPA, and for other good and valuable consideration, the Shareholder hereby agrees to enter into this letter agreement (the “Lock-Up Agreement”) pursuant to which, for a period of up to two (2) years from the Closing Date as further set forth herein (as applicable, the “Restricted Period”) and limited solely to the [_________]1 shares of common stock of Buyer issued by Buyer to the Shareholder at the Closing Date (the “Restricted Shares”), the Shareholder will not, directly or indirectly, subject to the exceptions set forth in this Lock-Up Agreement: offer, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, pledge, transfer, assign, or otherwise dispose of (or enter into any transaction that is designed to, or could reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by the Shareholder or any affiliate of the Shareholder or any person in privity with the Shareholder or any affiliate of the Shareholder) or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to any Restricted Shares, or any securities convertible into, or exercisable or exchangeable for, Restricted Shares, or, publicly announce an intention to effect any such transaction; provided, however, that notwithstanding the foregoing, the restrictions of this Lock-Up Agreement shall not prohibit such Shareholder from transfers or dispositions (a) as charitable gifts or donations, (b) to any trust or estate planning vehicle for the direct or indirect benefit of Shareholder or the immediate family of the Shareholder, (c) by will, other testamentary document or intestate succession to the legal representative, heir, beneficiary or a member of the immediate family of the Shareholder, (d) to limited partners, members, or securityholders of the Shareholder, (e) to the Shareholder’s affiliates or to any investment fund or other entity controlled (directly or indirectly) or managed by the Shareholder, (f) that occur by operation of law pursuant to a qualified domestic relations order or in connection with a divorce settlement, (g) not involving a change in beneficial ownership, (h) to any member of the immediate family of the Shareholder or any trust for the direct or indirect benefit of the Shareholder or the immediate family of the Shareholder in a transaction not involving a disposition for value, (i) pursuant to a bona fide tender offer for shares of Buyer’s capital stock, merger, consolidation or other similar transaction made to all holders of Buyer’s securities involving a change of control of Buyer (including without limitation, the entering into of any lock-up, voting or similar agreement pursuant to which the Shareholder may agree to transfer, sell, tender or otherwise dispose of shares of Buyer securities in connection with such transaction) that has been approved by the Board of Directors of Buyer; provided, that, in the event that such change of control transaction is not consummated, this clause (i) shall not be applicable, and the Restricted Shares shall remain subject to the restrictions contained in this Lock-Up Agreement, and (j) to satisfy any U.S. federal, state, or local income tax obligations of such Shareholder (or its direct or indirect owners) arising from a change in the U.S. Internal Revenue Code of 1986, as amended (the “Code”), or the U.S. Treasury Regulations promulgated thereunder (the “Regulations”) after the date on which the MIPA was executed by the parties; provided, in each case of clauses (a) through (h), that any such transferee agrees in writing to the same restrictions applicable to the Shareholder in this letter and either the Shareholder or the transferee provides Buyer with a copy of such agreement promptly upon consummation of any such transfer); provided, further, that in each case, any such transfer or distribution shall not involve a disposition for value. For purposes of this Lock-Up Agreement, “immediate family” shall mean any relationship by blood, marriage or adoption not more remote than first cousin. For the avoidance of doubt, in no event shall the terms of this Lock-Up Agreement apply to any securities of Buyer purchased in the public market following the Closing Date, in any public or private capital raising transactions of Buyer following the Closing Date, or otherwise to any other securities of Buyer, including the Warrants or any securities issued upon exercise thereof. In addition, for the avoidance of any doubt, each Shareholder shall retain all of its rights as a stockholder of Buyer during the Restricted Period, including the right to vote, and to receive any dividends and distributions in respect of, any Restricted Shares (provided that additional shares received as a dividend in respect of any Restricted Shares shall be subject to the restrictions contained in this Lock-Up Agreement).

[1]	The amount to be inserted in the bracketed space in this Lock-Up Agreement, when aggregated with the amounts in the other lock-up agreements, will equal 2,700,000.

On the one-year anniversary of the Closing Date, the restrictions contained in this Lock-Up Agreement will terminate for [_________]2 Restricted Shares, and then in each subsequent month of the Restricted Period, the restrictions will cease for [_________]3 Restricted Shares.

The Shareholder additionally agrees that, with respect to the Restricted Shares for which the transfer restrictions set forth herein have lapsed (the “Unrestricted Shares”), solely during the three-month period immediately following such lapse of the Restricted Period (after which the additional limitations set forth in this paragraph with respect to such applicable Unrestricted Shares shall expire), such Shareholder will not sell more than 10% of the average daily trading volume for Buyer’s common stock, $0.0001 par value per share, on the applicable securities exchange for the three month period prior to the date on which the Shareholder executes a trade for the Unrestricted Shares, without the prior written consent of Buyer (which Buyer shall be permitted to withhold at its sole discretion).

Any attempted transfer in violation of this Lock-Up Agreement will be of no effect and null and void, regardless of whether the purported transferee has any actual or constructive knowledge of the transfer restrictions set forth in this Lock-Up Agreement, and will not be recorded on the stock transfer books of Buyer. In order to ensure compliance with the restrictions referred to herein, the Shareholder agrees that Buyer may issue appropriate “stop transfer” certificates or instructions. Buyer may cause the legend set forth below, or a legend substantially equivalent thereto, to be placed upon any certificate(s) or other documents or instruments evidencing ownership of the Restricted Shares:

THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO AND MAY ONLY BE TRANSFERRED IN COMPLIANCE WITH A LOCK-UP AGREEMENT, DATED AS OF OCTOBER 11, 2022, BY AND BETWEEN THE COMPANY AND THE SHAREHOLDER NAMED THEREIN, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL OFFICE OF THE COMPANY.

The Shareholder hereby represents and warrants that the Shareholder has full power and authority to enter into this Lock-Up Agreement. All authority conferred or agreed to be conferred and any obligations of the Shareholder under this Lock-Up Agreement will be binding upon the successors, assigns, heirs or personal representatives of the Shareholder.

The Shareholder further understands that this Lock-Up Agreement is irrevocable and is binding upon the Shareholder’s heirs, legal representatives, successors and assigns.

This Lock-Up Agreement and any claim, controversy or dispute arising under or related to this Lock-Up Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any laws, rules or provisions that would cause the application of the laws of any other jurisdiction other than the State of Delaware.

This Lock-Up Agreement may be executed by electronic (i.e., PDF) transmission, which is deemed an original.

SHAREHOLDER:

Name:

[2]	The amount to be inserted in the bracketed space in this Lock-Up Agreement, when aggregated with the amounts in the other lock-up agreements, will equal 1,350,000.
[3]	The amount to be inserted in the bracketed space in this Lock-Up Agreement, when aggregated with the amounts in the other lock-up agreements, will equal 112,500.